BARBARA K. CEGAVSKE

Secretary of State

202 North Carson Street

Carson City, Nevada 89701-4201 (775) 684-5708

Website: www.nvsos.gov

Business Number

C24845-2000

Filing Number

20190107574-06

Filed On

03/06/2019

Certificate of Amendment

(Pursuant to NRS 78.385 AND 78.390)

ABOVE SPACE IS FOR OFFICE USE ONLY

USE BLACK INK ONLY - DO NOT HIGHLIGHT

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1.   Name of corporation:

Healthmed Services, Ltd.

2.  The board of directors have adopted a resolution pursuant to NRS 78.209 and have

Article 4; This Corporation is authorized to issue two (2) classes of shares designated respectively "Common Stock'' and "Preferred Stock" and referred to herein as Common Stock or Common Shares and Preferred Stock or Preferred Shares, respectively. The total number of shares of Common Stock this Corporation is authorized to issue is l,000,000,000 and each such share shall have a par value of $0.001, and the total number of shares of Preferred Stock this Corporation is authorized to issue is 75,000,000 and each such share shall have a par value of $0.00 l. The Preferred Shares may be issued from time to time in one or more series.

[Continued on Attachment page)

3.  The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is:  52%

4.   Effective date and time of filing: (optional)

(must not be later than 90 days after the certificate is filed)

5.   Signature: (required)

/s/ James Shipley

Signature of Officer

If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then !he amendment must be approved by the vote. in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Amend Profit-After

Revised: 1-5-15

HealthMed Services, Ltd.

Certificate of Amendment to Articles of Incorporation

Attachment page

The board of directors is authorized to fix the number of shares of any series of Preferred Shares and to determine the designation of any such shares. The board of directors is also authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Shares and, within the limits and restrictions stated in any resolution or resolutions of the board of directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series.

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